FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

71 Robinson Road

#04-03

Singapore 068895

and

38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F or Form 40–F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MELCO RESORTS & ENTERTAINMENT LIMITED

Form 6–K

Signature	4

Extension of Final Repayment Date Under Facility Agreement with Melco International

As reported previously, on March 28, 2022, Melco Resorts & Entertainment Limited (the “Company”) entered into a facility agreement (the “Facility Agreement”) with Melco International Development Limited (“Melco International”) pursuant to which a US$250.0 million revolving loan facility was granted by the Company as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being the “Final Repayment Date”). A draw down by Melco International in the amount of US$200 million was utilized on April 7, 2022. The Company and Melco International have agreed to amend the Final Repayment Date to June 30, 2024.

Safe Harbor Statement

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this report is as of the date of this report, and the Company undertakes no duty to update such information, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT
LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Chief Legal Officer and Company Secretary

Date: January 3, 2023

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